Exhibit 99.1

MICROALGO INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on March 15, 2024

To the Shareholders of MicroAlgo Inc:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of MicroAlgo Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The Extraordinary Meeting is to be held at Company headquarters located at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Friday, March 15, 2024, and at any adjournment or adjournments thereof, at which the following will be proposed as ordinary resolutions:

1.

THAT with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.001 each

TO US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each,

and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

2.

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase”), by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the Company.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

Only shareholders of record at the close of business on February 14, 2024 are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the Internet, or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

February 27, 2024	By Order of the Board of Directors,

/s/ Min Shu
Min Shu
Director & CEO

i

MicroAlgo Inc.

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of MicroAlgo Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting will be held at our headquarters located at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Friday, March 15, 2024, and at any adjournment or adjournments thereof.

We will send or make these proxy materials available to shareholders on or about February 27, 2024.

ii

GENERAL INFORMATION

Purpose of Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following ordinary resolutions:

1.

THAT with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.001 each

TO US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each,

and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

2.

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase”), by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the Company.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Extraordinary Meeting. The persons named on the proxy card shall be entitled to vote on such other matters in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our ordinary shares of a par value of US$0.001 each, as of the close of business on February 14, 2024 (the “Record Date”) are entitled to receive notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponements thereof.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet with the control number on your Proxy Card or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our Extraordinary Meeting is one or more members entitled to vote and present in person or by proxy together representing not less than one-half of the votes attached to the then issued share capital of the Company throughout the Extraordinary Meeting. If, within fifteen minutes from the time appointed for our Extraordinary Meeting a quorum is not present, or if at any time during the Extraordinary Meeting it becomes inquorate, then the Extraordinary Meeting will be adjourned (in accordance with the provisions of our existing articles of association) to the same time and place(s) seven days hence, or to such time and (where applicable) such place(s) as is determined by the Board in accordance with the provisions of our existing articles of association.

Votes Required

Each of the proposals requires the affirmative vote of a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote and voting on such proposal, in person or by proxy.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1
SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “MLGO.” For our ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”).

To enhance the Company’s ability to maintain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s shares at a ratio of ten-for-one and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company.

The Board also believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected of share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders as a whole, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the ordinary shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the ordinary shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of ordinary shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the ordinary shares, it may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, all of our issued and unissued ordinary shares will be consolidated at the ratio of ten-for-one. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares.

As indicated in the Share Capital Increase proposal below, we are also seeking our shareholders’ approval to increase our authorized share capital to US$2,000,000 divided into 200,000,000 ordinary shares of a nominal or par value of US$0.01 each, immediately following the Share Consolidation.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding ordinary shares at the ratio of ten-for-one. In addition, the par value of ordinary shares will be increased by the same ratio.

For example, a shareholder holding 100 ordinary shares, par value US$0.001 before the Share Consolidation would hold 10 ordinary shares, par value US$0.01 per share after the Share Consolidation. However, each shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation and all fractional shares issuable to our holders of record resulting from the Share Consolidation be rounded up to the nearest whole number of share.

Outstanding Warrants

As of February 14, 2024, we have 4,825,000 warrants issued and outstanding exercisable for one-half of an ordinary share at an exercise price of $11.50 per whole share.;

Upon effectiveness of the Share Consolidation, pursuant to the Warrant Agreement, each outstanding warrant of the Company shall be exercisable for 1/20 ordinary share of the Company. The exercise price of Company’s outstanding Warrants shall be increased to US$115 per whole share, adjusted from $11.50 prior to the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Share Consolidation

The Share Consolidation should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Share Consolidation, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-consolidation shares. The holding period and tax basis of the pre- consolidation ordinary shares will be transferred to the post- consolidation ordinary shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares that are entitled to vote and voting at the Meeting is required to approve the Share Consolidation proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution by way of an ordinary resolution:

THAT with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Existing Shares”) be hereby consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.001 each

TO US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each,

and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

PROPOSAL NO. 2
SHARE CAPITAL INCREASE

The Board approved, and directed that there be submitted to the shareholders of the Company for approval by way of an ordinary resolution, that immediately following the approval of the Share Consolidation proposal by the shareholders, the authorized share capital of the Company be increased from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each, to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase proposal”).

If the Share Consolidation proposal is not approved, then this Share Capital Increase proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Share Capital Increase proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution by way of an ordinary resolution:

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase”), by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the Company.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

February 27, 2024	By Order of the Board of Directors

/s/ Min Shu
Min Shu Director & CEO